Exhibit 99.1

ATIF Holdings Limited Receives Nasdaq Notice of Deficiency Regarding

Minimum Bid Price Requirement and Notice of Delinquency Relating to the Delayed Filing of its Annual Report on Form 20-F

Shenzhen, China, December 18, 2020 (GLOBE NEWSWIRE) -- ATIF Holdings Limited (Nasdaq: ATIF, the “Company”), a company providing business consulting services and multimedia services in Asia, today announced that on December 16, 2020, it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s listed securities for the last 30 consecutive business days from November 3, 2020 to December 15, 2020, the Company no longer meets the minimum bid price requirement set forth in Listing Rule 5550(a)(2). The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Capital Market.

The Notice states that under Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until June 14, 2021, to regain compliance with the Listing Rules. To regain compliance with the Listing Rules, the Company’s listed securities must be at least US$1.00 for a minimum of ten consecutive business days. In the event the Company does not regain compliance by June 14, 2021, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its ordinary shares between now and June 14, 2021, and to evaluate its available options to regain compliance within the compliance period.

In addition, on December 17, 2020, the Company received a notification letter from the Nasdaq stating that, because the Company has not yet filed its Annual Report on Form 20-F for the year ended July 31, 2020 (the “Form 20-F”), the Company is no longer in compliance with Listing Rule 5250(c)(1). Listing Rule 5250(c)(1) requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission. The Nasdaq letter has no immediate effect on the listing of the Company’s ordinary shares.

Nasdaq’s notification letter states that the Company has until February 16, 2021 to submit to Nasdaq a plan to regain compliance with the Listing Rules. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company up to 180 days from the prescribed due date for filing the Form 20-F to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq hearings panel.

The Company intends to resolve the deficiency and regain compliance with the Listing Rules.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF Holdings Limited (“ATIF”) is a company providing business consulting services to small and medium-sized enterprises in Asia, including going public consulting services, international business planning and consulting services, and financial media services. ATIF has advised several enterprises in China in their plans to become publicly listed in the U.S. Through its majority-owned subsidiary, Leaping Group Co., Ltd., ATIF also provides multimedia services and is engaged in three major businesses, including multi-channel advertising, event planning and execution, film and TV program production and movie theater operations. ATIF operates the largest pre-movie advertising network in Heilongjiang Province and Liaoning Province of China and also provides advertising services in elevators and supermarkets. ATIF is often hired to plan both online and offline advertising campaigns and to produce related advertising material. In addition, ATIF invests in films and TV programs and distributes them in movie theaters or through online platforms. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; ability to manage growth and expansion; current and future economic and political conditions; ability to compete in an industry with low barriers to entry; ability to continue to operate through our VIE structure; ability to obtain additional financing in the future to fund capital expenditures; ability to attract new clients and further enhance brand recognition; ability to hire and retain qualified management personnel and key employees; trends and competition in the financial consulting services industry; a pandemic or epidemic; and other factors listed in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

For more information, please contact Investor Relations at:

EverGreen Consulting Inc.

Janice Wang

+86-13811768559

+1-908-510-2351

IR@changqingconsulting.com